

2400- 1111 West Georgia Street
Vancouver, BC, Canada V6E 4M4
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF
OTC\BB – BYBUF
Frankfurt – B4K

BUFFALO GOLD ENTERS INTO CONTRACT FOR FURTEI MINE CONCENTRATES

- **Initial off-take agreement with MRI Trading AG for up to 5000 tonnes**

- **Wardrop Engineering has commenced NI 43-101 report and update of underground mine plan**

Vancouver, B.C., February 13TH, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF) is pleased to announce that the Company has entered into its first off-take agreement with MRI Trading AG ("MRI") of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia. This initial contract is for up to 5000 tonnes to be produced from the Su Masoni and Sa Perrima open pits in 2008. The contract is open and can be extended if required. Production and shipping of the concentrate is expected to begin in the next few weeks.

Brian McEwen, Buffalo Gold, President and CEO stated. "*This is a major step for the Company as it establishes the initial revenue stream for the Furtei mine. We are very pleased to be working with the MRI Group and look forward to their continued involvement as we grow our production at Furtei and other projects.* "

MRI has also expressed an interest in the purchase of concentrate produced from the underground targets at Furtei. Buffalo currently anticipates underground production to commence in late 2008 or Q1 2009 following the completion of a positive feasibility study on those targets. A NI 43-101 report is being prepared by Wardrop engineering, and will include updated geological models and resource estimates. This will form the basis of the in-house feasibility study of underground development, also being completed by Wardrop. Tim Manula, PGeo is the qualified person defined under NI 43-101 guidelines completing the first report from Wardrop, which is estimated to take 6 weeks.

In addition to selling concentrate Buffalo will continue to pour doré bars on site at Furtei by processing both pyrite ore from the Sa Perrima pit, and tailings from the concentrate circuit, through the on-site CIL plant.

About MRI Trading AG

MRI Trading AG is a top-tier trader of concentrates and other non-ferrous raw materials. It is part of the MRI group of companies, a leading investment and trading group in the commodities arena. The group has a global presence through its offices in Shanghai, Beijing, Johannesburg, Santiago de Chile, Lubumbashi, New Delhi and Brisbane.

About Buffalo Gold

Buffalo's vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine and has produced over 1000 ounces of gold since then. Buffalo is exploring projects in Sardinia, PNG and Australia, and has made strategic investments into Kinbuari Gold with advanced projects in Northern Spain and AMI Resources with grassroots projects in Ghana.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Brian McEwen*"

_____
Brian McEwen,
President and CEO

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS WEBSITE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2   **Date of Material Change**

February 12, 2008

Item 3   **News Release**

A press release was issued on February 13, 2008, at Vancouver, B.C.

Item 4   **Summary of Material Change**

Buffalo has entered into its first off-take agreement with MRI Trading AG of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia.

Item 5   **Full Description of Material Change**

Buffalo has entered into its first off-take agreement with MRI Trading AG ("MRI") of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia. This initial contract is for up to 5000 tonnes to be produced from the Su Masoni and Sa Perrima open pits in 2008. The contract is open and can be extended if required. Production and shipping of the concentrate is expected to begin in the next few weeks.

MRI has also expressed an interest in the purchase of concentrate produced from the underground targets at Furtei. Buffalo currently anticipates underground production to commence in late 2008 or Q1 2009 following the completion of a positive feasibility study on those targets. A NI 43-101 report is being prepared by Wardrop engineering, and will include updated geological models and resource estimates. This will form the basis of the in-house feasibility study of underground development, also being completed by Wardrop. Tim Manula, PGeo is the qualified person defined under NI 43-101 guidelines completing the first report from Wardrop, which is estimated to take 6 weeks.

In addition to selling concentrate Buffalo will continue to pour doré bars on site at Furtei by processing both pyrite ore from the Sa Perrima pit, and tailings from the concentrate circuit, through the on-site CIL plant.

About MRI Trading AG
MRI Trading AG is a top-tier trader of concentrates and other non-ferrous raw materials. It is part of the MRI group of companies, a leading investment and trading group in the commodities arena. The group has a global presence through its offices in Shanghai, Beijing, Johannesburg, Santiago de Chile, Lubumbashi, New Delhi and Brisbane.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9   Date of Report

February 13, 2008